Mail Stop 6010

April 25, 2006

Mr. Donald Colvin
Chief Financial Officer
On Semiconductor Corporation
5005 E. McDowell Road
Phoenix, Arizona 85008

> **Re:** **On Semiconductor Corporation**
> **Form 10-K for the Year Ended December 31, 2004**
> **Forms 10-Q for the Quarter Ended March 31, 2005, June 30, 2005, and**
>   **September 30, 2005**
> **File No. 000-30419**

We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant